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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

IGI, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
449575109
(CUSIP Number)
Frank Gerardi
c/o Univest Management Inc. EPSP
149 West Village Way
Telephone: (561) 748-7230
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy To:
William A. Despo, LeClairRyan, a Virginia professional corporation
2 Penn Plaza East,
Newark, New Jersey 07105
973-491-3600

Various
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Frank Gerardi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,218,035* SHARED VOTING POWER 0* SOLE DISPOSITIVE POWER 2,218,035* SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,218,035*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON* IN

*Includes 1,774,837 shares of IGI, Inc. (the "Issuer") and warrants to acquire an additional 52,500 shares held by Univest Management Inc. Employee Profit Sharing Plan (the “Profit Sharing Plan.”). Mr. Gerardi serves as the Trustee of such plan and all shares owned by such plan are for the benefit of Mr. Gerardi. Mr. Gerardi possesses sole power to vote and direct the disposition of all of the securities of the Issuer held by the Profit Sharing Plan.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Univest Management Inc. Employee Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,827,337 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 1,827,337 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,827,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON* EP

SCHEDULE 13D - Amendment No. 4

This Amendment No. 4 to the Schedule 13D is being filed by Frank Gerardi and the Univest Management Inc. Employee profit Sharing Plan. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, previously filed with the Securities and Exchange Commission.

Item 1. Security and Issuer:

Item 1 is hereby amended in its entirety and replaced with the following:

This Statement relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of IGI, Inc. (the "Company" or the “Issuer”). The Issuer’s principal executive offices are located at 105 Lincoln Ave., Buena, NJ 08310.

Item 2. Identity and Background.

Item 2 is hereby amended in its entirety and replaced with the following:

(a)-(c) This statement is filed on behalf of Frank Gerardi and the Univest Management Inc. Employee Profit Sharing Plan (the “Profit Sharing Plan”). The business address of each of Mr. Gerardi and the Profit Sharing Plan is 149 West Village Way, Jupiter, FL 33458. Mr. Gerardi's principal occupation is a Management Consultant. As of December 31, 2006 Mr. Gerardi was no longer the Chief Executive Officer of, and as of May 10, 2007, was no longer a Director of the Issuer. The Profit Sharing Plan is a trust organized under the laws of Florida. Its principal business is as a profit sharing plan. Mr. Gerardi is the trustee of the Profit Sharing Plan and all shares held by the Profit Sharing Plan are held for his benefit. As such the Profit Sharing Plan may be deemed to be the alter ego of Mr. Gerardi.

 Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act.

The Profit Sharing Plan declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act of 1924, as amended or any other purpose, the beneficial owner of any securities covered by this statement.

(d) and (e) Neither Mr. Gerardi nor the Profit Sharing Plan has been convicted of any criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors), nor has Mr. Gerardi or the Profit Sharing Plan been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which he was or is or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Gerardi is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On or about December 28, 2007, the Profit Sharing Plan acquired directly from the Issuer, 150,000 shares of common stock and a warrant to purchase 52,500 shares of common stock exercisable at $1.25 per share and expiring two years from issuance for aggregate consideration of $150,000 pursuant to a Subscription Agreement executed December 10, 2007 (the “December Subscription Agreement”).

Subsequent to December 28, 2007, Mr. Gerardi was issued 2,237 shares of the issuer’s Common Stock for prior services as a Director.

In addition, from December 20, 2007 through the date hereof, as detailed in Item 5, and excluding the purchase pursuant to the December Subscription Agreement, the Profit Sharing Plan, purchased 115,273 shares for aggregate consideration of $166,197.

The aggregate consideration paid for all 1,967,269 outstanding shares (excluding unexercised warrants and options) reported on this Schedule 13D is approximately $1,613,699.

The source of the funds for the foregoing transactions was Mr. Gerardi’s personal funds and/or the Profit Sharing Plan’s funds. Other than as stated above, all purchases were made on the open market through a broker.

Item 4. Purpose of Transaction.

Item 4 is hereby amended in its entirety and replaced with the following:

(a)-(j) The purpose of the transactions described in Item 3, was to further Mr. Gerardi’s (individually and through the Profit Sharing Plan) intent to influence management of the Issuer in an effort to maximize shareholder value. Mr. Gerardi may suggest, pursue or support any one or more of several alternatives including, but not limited to, a sale of the Issuer, the Issuer entering into a strategic transaction with a third party or the Issuer effecting a going private transaction. Depending on various factors including, without limitation, the Issuer's financial position and strategy, the price levels of the shares of Issuer common stock, conditions in the securities markets and general economic and industry conditions, Mr. Gerardi may in the future take such actions with respect to his investment in the Issuer as he deems appropriate, including without limitation, purchasing additional shares of common stock (individually or through the Profit Sharing Plan) in the open market or otherwise, seeking to elect a slate of directors to the Issuer's Board of Directors or presenting proposals for stockholders' consideration at an annual or a special meeting of the Issuer's stockholders. He may obtain proxies or form or become part of a group of stockholders to effect any of the foregoing, or to effect any of the other activities identified in items (a) through (j) of Item 4 of the instructions to Schedule 13D. Mr. Gerardi may also sell some or all of his shares of common stock in the open market or through privately negotiated transactions, or change his intention with respect to any or all of the matters referred to herein.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety and replaced with the following:

(a) Mr. Gerardi beneficially owns 1,967,269 shares of common stock, options to purchase 198,266 shares of common stock and warrants to purchase 52,500 shares of common stock, together constituting 2,218,035 shares and approximately 14.9% of the shares of common stock outstanding, based on 14,612,899 of the Issuer’s common stock outstanding as reported on the front page of the Issuer’s 10-Q for the period ending September 30, 2007. The profit Sharing Plan beneficially owns 1,774,837 shares of common stock and warrants to purchase 52,500 shares of common stock constituting 1,827,337 shares of common stock and 12.5% of the common stock outstanding.

(b) Mr. Gerardi has sole power to vote or direct the voting and dispose or direct the disposition of all of the shares described in Item 5(a), individually and as trustee of the Profit Sharing Plan. The Profit Sharing Plan, through Mr. Gerardi, has sole power to vote or direct the voting and dispose or direct the disposition of the 1,774,837 shares of common stock and warrants to purchase 52,500 shares of common stock constituting 1,827,337 shares of common stock.

(c) During the last 60 days, as reported on numerous Form 4s, Mr. Gerardi, through the Profit Sharing Plan, or individually, has made the following purchases (except where indicated otherwise) of the Issuer’s common stock on the dates indicated:

Date	Number of Shares	Price Per Share (Unless Otherwise Indicated)	Acquiror

12/28/2007	150,000 shares and warrants to purchase 52,500 shares	$1 (includes 1 share of stock and warrant to purchase 0.35 shares)	Profit Sharing Plan
12/31/2007	1765	.85 (issued for services as director and valued at .85 per share)	Gerardi
12/31/2007	667	.75 (issued for services as director and valued at .75 per share)	Gerardi
1/3/2008	1,000	$1.36	Profit Sharing Plan
1/7/2008	6,966	$1.31	Profit Sharing Plan
1/8/2008	39,200	$1.28	Profit Sharing Plan
1/9/2008	1,100	$1.33	Profit Sharing Plan
1/10/2008	600	$1.32	Profit Sharing Plan
1/11/2008	5,700	$1.31	Profit Sharing Plan
1/14/2008	1,100	$1.30	Profit Sharing Plan
1/18/2008	4,400	$1.36	Profit Sharing Plan
1/22/2008	2,300	$1.39	Profit Sharing Plan
1/24/2008	2,907	$1.39	Profit Sharing Plan
1/24/2008	6,300	$1.40	Profit Sharing Plan
1/24/2008	600	$1.45	Profit Sharing Plan
1/24/2008	2,037	$1.47	Profit Sharing Plan
1/24/2008	3,263	$1.48	Profit Sharing Plan
2/12/2008	1,200	$1.71	Profit Sharing Plan
2/14/2008	2,500	$1.71	Profit Sharing Plan
2/15/2008	5,000	$1.68	Profit Sharing Plan
2/15/2008	5,000	$1.69	Profit Sharing Plan
2/15/2008	5,300	$1.70	Profit Sharing Plan
2/15/2008	2,200	$1.71	Profit Sharing Plan
2/19/2008	3,200	$1.65	Profit Sharing Plan
2/19/2008	2,700	$1.66	Profit Sharing Plan
2/19/2008	4,900	$1.67	Profit Sharing Plan
2/19/2008	1,100	$1.68	Profit Sharing Plan
2/19/2008	1,600	$1.69	Profit Sharing Plan
2/19/2008	300	$1.70	Profit Sharing Plan
2/20/2008	500	$1.69	Profit Sharing Plan
2/20/2008	1200	$1.67	Profit Sharing Plan
2/20/2008	100	$1.66	Profit Sharing Plan
2/22/2008	400	$1.69	Profit Sharing Plan
2/22/2008	600	$1.67	Profit Sharing Plan

(d) Not Applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended in its entirety and replaced with the following:

There are no contracts, arrangements, understandings or relationships among Mr. Gerardi, the Profit Sharing Plan and any person with respect to the securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that Mr. Gerardi exercises complete control over the Profit Sharing Plan and is the sole beneficiary of the Issuer’s securities in the Profit Sharing Plan and hence acts together with the Profit Sharing Plan on all matters concerning the Issuer’s securities and Mr. Gerardi and the Profit Sharing Plan have entered into the Joint Filing Agreement, attached hereto.

Item 7. Material to be filed as Exhibits

1. Joint Filing Agreement between Univest Management, Inc. EPSP and Frank Gerardi

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2008

/s/ Frank Gerardi
Frank Gerardi

Univest Management Inc. Employee Profit Sharing Plan

By /s/ Frank Gerardi
Trustee

EXHIBIT 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D and Schedule 13G (including amendments thereto) with regard to the Common Stock of IGI, INC.., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 25, 2008.
/s/ Frank Gerardi
Frank Gerardi

Univest Management, Inc. Employee Profit Sharing Plan

By	/s/ Frank Gerardi
Name: Frank Gerardi
Title: Trustee